Eaton Vance  Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

February 17, 2016

Lauren Hamilton

U.S. Securities and Exchange Commission

Three World Financial Center

New York, New York 10281

Re:

Eaton Vance Senior Floating-Rate Trust (“SFRT”), (File Nos.: 333-207589; 811-21411) and Eaton Vance Senior Income Trust (“SIT”) (File Nos.: 333-207588; 811-09013) (each a “Fund” or a “Trust” and collectively, the “Funds” or the “Trusts”)

Dear Ms. Hamilton:

As a follow-up to our correspondence dated February 16, 2016, in connection with Comment 11d, the comment provided on February 12, 2016 was clarified telephonically by you to the undersigned on February 17, 2016. The comment applies to both Trusts.  The comment and Registrant’s response is set forth below.

Prospectus

Comment:

Please make the following representation regarding the Trust’s issuance of senior securities, “The Trust reasonably believes that its assets will provide adequate asset coverage to allow it to satisfy all of its unfunded commitment.”  Please state how adequate asset coverage will be provided.

Response:

Each Trust reasonably believes that its assets will provide adequate asset coverage to allow it to satisfy all of its unfunded commitment relating to its issuance of senior securities.  Under the 1940 Act, the Trust is not permitted to issue preferred shares unless immediately after such issuance the total asset value of the Trust’s portfolio is at least 200% of the liquidation value of the outstanding preferred shares plus the amount of any senior security representing indebtedness. The Trust intends, to the extent possible, to purchase or redeem preferred shares, from time to time, to maintain coverage of any preferred shares of at least 200%.  Eaton Vance closed-end funds have adopted policies and procedures providing for compliance testing of 1940 Act asset coverage, which is performed by the Funds’ custodian under the supervision of Eaton Vance’s Fund Administration Department.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee

Vice President

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